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                          SIGHT RESOURCE CORPORATION
                              100 JEFFREY AVENUE
                        HOLLISTON, MASSACHUSETTS  01746



                                                    September 24, 1999

VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549


  Re: Sight Resource Corporation - Post-Effective Amendment No. 2 to
      Registration Statement on Form S-1 filed on Form S-3
      (Registration No. 33-77030)
      ---------------------------


Dear Ladies and Gentlemen:

  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Sight Resource Corporation (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Post-Effective Amendment No. 2 to its Registration Statement on Form S-1 filed on Form S-3 (Registration No. 33-77030), which amendment was originally filed on August 4, 1999, together with all exhibits and amendments thereto (the "Amendment"). The Registrant is requesting such withdrawal because the shares of common stock, par value $.01 per share, covered by the Amendment were issuable upon the exercise of the Registrant's outstanding common stock purchase warrants, none of which have been exercised and all of which have expired in accordance with their terms after the date of filing of the Amendment.

  The Registrant further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Amendment in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

  Please address any questions you may have to Lewis J. Geffen, Esquire, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111, telephone number (617) 542-6000, facsimile number
(617) 542-2241.

  Thank you for your assistance with this matter.


                                          SIGHT RESOURCE CORPORATION


                                          By: /s/ William T. Sullivan
                                              ----------------------------------
                                          William T. Sullivan
                                          President and Chief Executive Officer

cc:  Lewis J. Geffen, Esquire
     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.